EXHIBIT 12

PIONEER FINANCIAL SERVICES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

		Successor			Predecessor
	As of and for	As of and for	As of and for	As of and for
	the Year Ended	the Year Ended	the Period from	the Period from	As of and for the Years
	September 30,	September 30,	June 1 - Sept 30,	Oct 1 - May 31,	Ended September 30,
	2009	2008	2007	2007	2006	2005
Income before income taxes	$20,754	$13,151	$(1,293)	$4,968	$12,713	$11,043
Fixed charges	$17,855	$16,364	$5,498	$10,547	$14,249	$10,995
Earnings	$38,609	$29,515	$4,205	$15,515	$26,962	$22,038

Fixed charges
Interest	$17,855	$16,364	$5,498	$10,547	$14,249	$10,995

Ratio of earnings to fixed charges (1)	2.16	1.80	0.76	1.47	1.89	2.00

(1)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of this ratio, "earnings" is determined by adding pretax income to "fixed charges." For this purpose, "fixed charges" consists of interest on all indebtedness. The ratio for the Successor period June 1 to September 30, 2007 was deficient by $1.3 million, due to a one-time charge-off of $4.5 million when we implemented the change in our charge-off methodology. See "Credit Loss Experience and Provision for Credit Losses" section.